UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                         FORM N-54A

    NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTION 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED
            PURSUANT TO SECTION 54(a) OF THE ACT
The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of section 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

                             Name     Group Management Corp.

    Address of Principal Business     101 Marietta St.
                           Office    Suite 1070
                                    Atlanta, GA 30303

                 Telephone Number     (404) 522-1202

    Name and Address of Agent for     Rosenfeld,  Goldman & Ware, Inc.
              Service and Process    101 Marietta St.
                                    Suite 1070
                                    Atlanta, GA 30303
                                     (404) 522-1202


Check one of the following:
     [ ] The company has filed a registration statement for a class of equity securities pursuant to Section 12 of the Securities Exchange
     Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed: ___________________________________.

     [X ] The company is relying on Rule 12g-2 under
     the Securities Exchange Act of 1934 in lieu of
     filing a registration statement for a class of
     equity securities under that Act.
     The file number of the registration as an
     investment company pursuant to section 8(a) of the
     Act, if any, of the company:
     __________________________________________________
     __________

     The file number of the registration as an
     investment company pursuant to section 8(a) of the
     Act, if any, of and subsidiary of the company:
     __________________________________________________
     __.

     The undersigned company certifies that it is a closed-end company organized under the laws of the State of Nevada and with its principal place of business in California ; that it will be operated for the purpose of making investments in securities described in section 55(a)(1) through
     (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

     Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of Atlanta, GA and state of Georgia on this 14th day of April, 2003.

                                 /s/ Lamar Sinkfield
                                 ______________________
                                 ___
                                 Lamar Sinkfield

                                 Its: Chief Executive
                                 Officer